Exhibit 99.1

PARAZERO TECHNOLOGIES LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026

(UNAUDITED)

- - - - - - - - - - - -

PARAZERO TECHNOLOGIES LTD.

CONDENSED INTERIM BALANCE SHEETS (Unaudited)

U.S. dollars

		June 30,	December 31,
	Note	2026	2025
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		2,249,887	2,159,313
Short term deposits		5,529,529	2,000,000
Trade receivables		257,481	185,494
Other current assets	3	405,903	283,010
Inventories		304,990	204,480

TOTAL CURRENT ASSETS		8,747,790	4,832,297

NON-CURRENT ASSETS:
Restricted deposit	4	86,467	80,721
Prepaid expenses		20,536	12,153
Operating lease right-of-use asset	5	591,414	273,925
Property and equipment, net		96,964	106,224
TOTAL NON-CURRENT ASSETS		795,381	473,023

TOTAL ASSETS		9,543,171	5,305,320

The accompanying notes are an integral part of these condensed interim financial statements.

PARAZERO TECHNOLOGIES LTD.

CONDENSED INTERIM BALANCE SHEETS (Unaudited)

U.S. dollars

		June 30,	December 31,
	Note	2026	2025
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		71,188	116,491
Operating lease liabilities	5	274,110	245,682
Other current liabilities	6	1,368,717	966,612

TOTAL CURRENT LIABILITIES		1,714,015	1,328,785

NON-CURRENT LIABILITIES:

Operating lease liabilities, net of current portion	5	304,893	61,002
Derivative warrant liabilities	7	-	758,872

TOTAL NON-CURRENT LIABILITIES		304,893	819,874

COMMITMENTS AND CONTINGENCIES	9

SHAREHOLDERS’ DEFICIT	8
Ordinary shares, NIS 0.02 par value: Authorized 200,000,000 as of June 30, 2026 and December 31, 2025; Issued and outstanding 29,162,475 and 19,666,030 shares as of June 30, 2026 and as of December 31, 2025, respectively		173,339	111,163
Additional paid-in capital		46,576,209	37,934,948
Accumulated losses		(39,225,285)	(34,889,450)

TOTAL SHAREHOLDERS’ EQUITY		7,524,263	3,156,661

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		9,543,171	5,305,320

The accompanying notes are an integral part of these condensed interim financial statements.

PARAZERO TECHNOLOGIES LTD.

CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE LOSS (Unaudited)

U.S. dollars

	Six months ended June 30,	Six months ended June 30,
	2026	2025
	U.S. dollars

Sales	1,057,210	357,979
Cost of Sales	676,834	431,888

GROSS PROFIT (LOSS)	380,376	(73,909)

Research and development expenses	962,705	1,155,436
Selling and marketing expenses	1,078,616	752,420
General and administrative expenses	2,346,778	1,670,513

OPERATING LOSS	(4,007,723)	(3,652,278)
Change in fair value of derivative warrant liabilities	(526,930)	1,253,042
Other finance income, net	198,818	103,281

NET LOSS AND COMPREHENSIVE LOSS	(4,335,835)	(2,295,955)

Net loss per ordinary share, basic and diluted	(0.17)	(0.14)
Weighted average number of ordinary shares outstanding, basic and diluted	24,915,975	16,018,334

The accompanying notes are an integral part of these condensed interim financial statements.

PARAZERO TECHNOLOGIES LTD.

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT (Unaudited)

U.S. dollars

	Ordinary shares		Additional
	Number		paid-in	Accumulated
	of shares	Amount	capital	losses	Total

BALANCE AS OF DECEMBER 31, 2024	12,817,092	72,061	29,093,585	(29,477,287)	(311,641)
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2025:
Issuance of ordinary shares and pre-funded warrants, net of issuance costs (Note 8D)	2,818,182	15,762	2,516,733		2,532,495
Issuance of ordinary shares from vested restricted share units	283,999	1,611	(1,611)		-
Stock based compensation			511,818		511,818
Exercise of series A warrants (Note 8B)	1,144,357	6,348	3,086,861		3,093,209
Comprehensive loss	-	-	-	(2,295,955)	(2,295,955)

BALANCE AS OF JUNE 30, 2025	17,063,630	95,782	35,207,386	(31,773,242)	3,529,926

BALANCE AS OF DECEMBER 31, 2025	19,666,030	111,163	37,934,948	(34,889,450)	3,156,661
CHANGES DURING SIX MONTHS ENDED JUNE 30, 2026:
Issuance of ordinary shares and pre-funded warrants, net of issuance costs (Note 8F)	1,500,000	9,500	1,281,953		1,291,453
Issuance of ordinary shares and pre-funded warrants, net of issuance costs (Note 8G)	2,000,000	12,698	1,858,405		1,871,103
Issuance of ordinary shares and pre-funded warrants, net of issuance costs (Note 8H)	5,333,282	34,276	3,391,745		3,426,021
Stock based compensation			829,058		829,058
Issuance of shares upon restricted share units vesting	663,163	5,702	(5,702)		-
Classification of series A warrants to Equity (Note 8B)	-		1,285,802		1,285,802
Comprehensive loss	-			(4,335,835)	(4,335,835)

BALANCE AS OF JUNE 30, 2026	29,162,475	173,339	46,576,209	(39,225,285)	7,524,263

The accompanying notes are an integral part of these condensed interim financial statements.

PARAZERO TECHNOLOGIES LTD.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars

	Six months ended June 30,
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(4,335,835)	(2,295,955)

Adjustments required to reconcile net loss to net cash used in operating activities:

Depreciation	14,878	13,762
Stock based compensation	829,058	511,818
Inventory write-down	74,694	81,677
Changes in fair value of derivative liabilities	526,930	(1,253,042)
Loss from exchange differences on cash and cash equivalents	7,000	5,640
Finance (incomes) expenses	(49,317)	27,015
Changes in operating assets and liabilities:
Trade receivables, net	(71,987)	77,889
Other current assets	(122,893)	(128,125)
Prepaid expenses	(8,383)	17,605
Inventories	(175,204)	(27,945)
Operating lease right-of use asset	103,831	86,341
Trade payables	(45,302)	(1,925)
Operating lease liabilities	(99,686)	(86,341)
Other current liabilities	402,104	(98,165)

Net cash used in operating activities	(2,950,112)	(3,069,751)

CASH FLOWS FROM INVESTING ACTIVITIES:

Investment in short term deposits	(3,529,529)	(2,500,000)
Change in restricted deposit	(5,746)	(8,363)
Purchase of property and equipment	(5,616)	(20,818)
Net cash used in investing activities	(3,540,891)	(2,529,181)
CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from exercise of series A warrants		1,258,793
Issuance of ordinary shares and prefunded warrants, net of issuance costs (Note 8D)	6,588,577	2,532,495
Net cash from financing activities	6,588,577	3,791,288

Effect of exchange rate changes on cash, cash equivalents	(7,000)	(5,640)
Net increase (decrease) in cash and cash equivalents	90,574	(1,813,284)
Cash and cash equivalents at beginning of period	2,159,313	4,178,866
Cash and cash equivalents at end of period	2,249,887	2,365,582

	Six months ended June 30,
	2026	2025
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS:
Cash received from interest	138,812	127,596
Supplemental disclosure of non-cash investment and financing activities:
Derivative warrants liabilities exercised into ordinary shares	-	1,834,416
Derivative warrants liabilities classified to equity	1,285,802
Right-of-use assets obtained in exchange for operating lease liabilities	421,320	-

The accompanying notes are an integral part of these condensed interim financial statements.

PARAZERO TECHNOLOGIES LTD.

Note 1 – General

A.	PARAZERO TECHNOLOGIES LTD. (the “Company”) was incorporated in Israel on June 30, 2013. The Company’s address is 1 Hatachana, Kfar Saba, 4453001, Israel. The Company was founded by a group of aviation professionals and drone industry veterans and operates as an aerospace defense company focused on the development of smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry. The Company develops, manufactures, markets, and sells counter-UAS net-launching platforms designed to protect against hostile drones in both battlefield and urban environments, precision aerial delivery systems for military applications, and smart, autonomous parachute safety systems designed to enable safe flight operations over populated areas and beyond visual line-of-sight. The Company sells its products internationally.

B.	The Company’s ordinary shares began trading on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “PRZO” on July 27, 2023, following its initial public offering transaction.

C.	The Company is in its early commercialization stage and has not yet generated significant revenue to date. The Company has funded its operations substantially through issuances of its equity securities in public and private offerings.

As of June 30, 2026, the Company had $7.7 million in cash, cash equivalents and short-term deposits. The Company has incurred recurring losses and negative cash flows from operating activities since its inception. Net cash used in operating activities for the six months ended June 30, 2026 was $2.9 million, and as of June 30, 2026, the Company had accumulated losses of approximately $39.2 million.

Considering the above, the Company’s management currently estimates that based on its operating plan, its cash position, together with anticipated revenue from existing customers pursuant to existing purchase orders, as well as projected revenue from new customers, will be sufficient to fund its current operations and satisfy its obligations through at least the next 12 months from the date of issuance of these financial statements.

PARAZERO TECHNOLOGIES LTD.

Note 2 – Basis for Presentation and Significant Accounting Policies

A.	Basis for Presentation

The Company’s accompanying unaudited condensed interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnote disclosures required by U.S. GAAP for complete financial statements.

The condensed interim financial statements reflect all adjustments considered necessary for a fair presentation of the results of operations and financial position for the interim periods presented. All such adjustments are of a normal recurring nature.

These unaudited interim financial statements should be read in conjunction with the financial statements of the Company for the year ended December 31, 2025 and notes thereto that are included in the Company’s Form 20-F, filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2026. The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The results of operations for the six months ended June 30, 2026 are not necessarily indicative of the results to be expected for any other interim period or for the year ending December 31, 2026.

B.	Significant Accounting Policies

The significant accounting policies followed in the preparation of these unaudited interim condensed consolidated financial statements are identical to those applied in the preparation of the latest annual financial statements.

C.	Recent Accounting Pronouncements

Recent accounting pronouncements are identical to those presented in the latest annual financial statements, except for the following:

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. ASU 2025-11 clarifies and improves existing interim reporting guidance by consolidating disclosure requirements within Topic 270 and introducing a disclosure principle requiring entities to disclose events and changes occurring after the most recent annual reporting period that are expected to have a material effect on the entity’s financial condition or results of operations. The ASU does not introduce significant changes to recognition or measurement guidance. The amendments in ASU 2025-11 are effective for interim reporting periods within fiscal years beginning after December 15, 2027, with early adoption permitted. ASU 2025-11 allows for either a prospective or retrospective approach on adoption. The Company is currently evaluating the impact of ASU 2025-11 on its consolidated financial statements and related disclosures

PARAZERO TECHNOLOGIES LTD.

Note 3 – Other Current Assets:

	June 30	December 31
	2026	2025
Governmental institutions	58,606	32,330
Prepaid expenses	253,572	122,532
Advance to suppliers	71,587	72,799
Income receivable	17,807	51,305
Other current assets	4,331	4,044
	405,903	283,010

Note 4 – Restricted Deposits:

The restricted deposits consist of funds that are contractually restricted as to usage or withdrawal due to guarantees made with regard to lease payments for the Company’s office space. The bank deposit bears an annual interest rate of 4.21%.

Note 5 – Leases:

On February 1, 2024, the Company entered into a three-year lease agreement commencing on March 15, 2024 (the “Lease Agreement”), to move its corporate headquarters, including the offices and research and development facility, to 1 Hatahana Street, Menivim Tower, Kfar Saba 4453001 Israel where it occupies approximately 6,340 square feet, plus an additional storage space of approximately 260 square feet and 12 parking spaces. The Company completed the move to the new corporate headquarters in March 2024. The monthly aggregate rental payment is NIS 75,800 (approximately $24,450) plus VAT, as required under Israeli law. The Company provided a bank guarantee in the amount of approximately NIS 257,500 (approximately $86,467) to the Company’s landlords as part of the Lease Agreement. At the end of the term, the Company has an option to extend the lease for an additional three years (which is not included in the measurement of the lease).

On June 17, 2026 the Company extended the lease for an additional one and a half years and has an option to extend the lease for an additional one and a half years (which are not included in the measurement of the lease).

In addition, on July 6, 2025, the Company entered into a three-year lease agreement to lease a vehicle. The monthly aggregate rental payment is approximately NIS 4,000 (approximately $1,300) plus VAT, as required under Israeli law.

The Company’s lease expenses (building and vehicle) were as follows:

	Six months ended
	June 30,
	2026	2025
Lease expense (building and vehicle)	$165,950	$123,422

Other information related to the building leases as follows:

	Six months ended
	June 30,
	2026	2025
Weighted-average remaining lease term — operating leases (years)	2.2	1.71
Weighted-average discount rate — operating leases (%)	10	11.54

PARAZERO TECHNOLOGIES LTD.

Other information related to the vehicle leases as follows:

	Six months ended
	June 30,
	2026	2025
Weighted-average remaining lease term — operating leases (years)	1.5	2.5
Weighted-average discount rate — operating leases (%)	8	8

Undiscounted maturities of operating lease payments are summarized as follows:

June 30, 2026
2026	$146,547
2027	$293,094
2028	$200,439
Total undiscounted cash flows	$640,081
Imputed interest	$(61,078)
Operating lease liabilities	$579,001

Note 6 – Other Current Liabilities:

	June 30	December 31
	2026	2025
Employees, salaries and related liabilities	430,943	462,110
Deferred Revenue (1)	85,690	133,436
Warranty provision	12,335	12,335
Advances from customers	492,237	181,895
Accrued expenses	311,525	165,110
Other payables	35,987	11,726
	1,368,717	966,612

(1) The following table shows the change in deferred revenue for the respective periods:

	June 30	December 31
	2026	2025
Balance at the beginning of the period	133,436	142,340
Deferred revenue relating to new sales	-	17,746
Revenue recognized during the period	(47,746)	(26,650)
Balance at the end of the period	85,690	133,436

Remaining Performance Obligations (“RPO”) represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be recognized as revenue in future periods. As of June 30, 2026, the total RPO amounted to $2.2M, which the Company expects to recognize in the future.

PARAZERO TECHNOLOGIES LTD.

Note 7 – Derivatives Warrant Liabilities:

Private Placement Warrants

The Company issued pre-funded warrants, series A warrants and series B warrants as part of the PIPE (as defined in Note 8.B below) in October 2023. The pre-funded warrants and series B warrants have been fully exercised. As of December 31, 2025, 1,837,461, series A warrants were outstanding. Each series A warrant may be exercised to purchase one ordinary share with an exercise price of $1.1 per ordinary share, subject to beneficial ownership limitations and adjustments.

On January 5, 2026, the Company completed an equity financing that triggered the final adjustment to the exercise price of the series A warrants pursuant to their down-round reset provision. Following such adjustment, the exercise price of the Series A warrants was fixed at $1.00 per ordinary share, and the reset provision expired in accordance with the terms of the Series A warrants. The series A warrants were initially classified as liabilities due to certain provisions, on top of standard down round reset provisions, that were contained within their exercise price adjustment clauses, that prohibited equity classification under US Gaap. These provisions expired on January 5, 2026, with the final reset of the exercise price. Accordingly, the Series A warrants were reclassified as an equity instrument as of January 5, 2026, see note 8F.

The fair value of the series A warrants as of January 4, 2026 was calculated using the Black–Scholes option price model, based on a probability of an adjustment event and using the following assumptions:

	June 30, 2026	December 31, 2025
Expected volatility (%)	78.67%	78.67% - 81.94%
Risk-free interest rate (%)	3.57%	3.57% - 4.31%
Expected Life (years)	3.33	3.33 - 4.32
Value per share	$1.18	$0.82 - $1.604
Exercise price (U.S. dollars per share)	$$1	$$1 - $1.1

The following table sets forth the changes in the number of outstanding series A warrants during the six months ended June 30, 2026:

Balance as of December 31, 2025	1,837,461
Exercise of warrants	-
Balance as of January 4, 2026 and as of June 30 2026	1,837,461

The following table sets forth the fair value changes of the series A warrants:

Balance as of December 31, 2025	758,872
Change in fair value	526,930
Balance as of January 4, 2026	1,285,802
Classification to equity	(1,285,802)
Balance as of June 30, 2026	-

PARAZERO TECHNOLOGIES LTD.

Note 8 – Shareholders’ Equity:

A.	Initial public offering (the “IPO”)

On July 31, 2023, the Company closed an initial public offering of its ordinary shares (the “IPO”). The Company issued and sold 1,950,000 ordinary shares pursuant to which it received gross proceeds of approximately $7.8 million.

B.	Private investment

On October 30, 2023, the Company raised gross proceeds of approximately $5.1 million in a private investment in public equity transaction (the “PIPE”). The Company issued and sold 1,136,364 ordinary shares and issued 3,500,000 pre-funded warrants, each to purchase one ordinary share, pursuant to which the Company received gross proceeds of approximately $5.1 million. In addition, the Company issued an aggregate of 4,636,364 and 140,373, series A warrants and series B warrants, respectively, to purchase ordinary shares.

During 2023, certain warrant holders exercised 2,894,548 pre-funded warrants and 8,257 series B warrants via a cashless exercise mechanism for which investors received 2,876,957 and 8,217 ordinary shares, respectively.

During January and February 2024, certain warrant holders exercised 605,452 pre-funded warrants and 132,116 series B warrants on a cashless basis into 601,367 ordinary shares and 131,249 ordinary shares, respectively.

During December 2024, certain warrant holders exercised 1,654,546 series A warrants into 1,654,546 ordinary shares accordingly. As a result of such exercise, the Company received approximately $1.8 million.

As of December 31, 2024, the pre-funded warrants and series B warrants have been exercised in full.

During January 2025, certain warrant holders exercised 1,144,357 series A warrants into 1,144,357 ordinary shares accordingly. As a result of such exercise, the Company received approximately $1.2 million.

As of June 30, 2026, there were 1,837,461 series A warrants outstanding.

C.	Form F-3 (the “Form F-3”)

On August 9, 2024, the Company filed a Shelf Registration Statement on Form F-3 (the “Form F-3”) with the SEC for the registration under the Securities Act of 1933, as amended, of such indeterminate number of ordinary shares, warrants to purchase ordinary shares, and units, in one or more offerings for an aggregate initial offering price of up to $50,000,000 on Form F-3. The Form F-3 was declared effective by the SEC on August 16, 2024. As of the date of these financial statements, the Company has raised an aggregate of $12,799,999.75 in gross proceeds of the Form F-3, as further described in Notes 8C (D-H) below.

PARAZERO TECHNOLOGIES LTD.

D.	Registered direct offering - February 13, 2025

On February 13, 2025, the Company closed a registered direct offering utilizing the Form F-3. The Company issued and sold 2,518,182 ordinary shares and issued 300,000 pre-funded warrants, each to purchase one ordinary share, pursuant to which the Company received gross proceeds of approximately $3.1 million. The pre-funded warrants were exercised in full during the six months ended June 30, 2025.

E.	Registered direct offering - August 4, 2025

On August 4, 2025, the Company closed a registered direct offering utilizing Form F-3. The Company issued and sold 1,700,001 ordinary shares and issued 300,000 pre-funded warrants, each to purchase one ordinary share, pursuant to which the Company received gross proceeds of approximately $2.2 million. The pre-funded warrants were exercised in full during the year ended December 31, 2025.

F.	Registered direct offering - January 5, 2026

On January 5, 2026, the Company completed a registered direct offering utilizing the Form F-3. The Company issued and sold 850,000 ordinary shares and 650,000 pre-funded warrants to purchase 650,000 ordinary shares at a price of $1.00 per ordinary share and $0.99999 per pre-funded warrant, which is equal to the offering price per ordinary share sold in the offering minus an exercise price of $0.00001 per pre-funded warrant. The pre-funded warrants are immediately exercisable and may be exercised at any time until exercised in full. Aggregate gross proceeds to the Company were approximately $1.5 million. As of the date of these financial statements, the pre-funded warrants have been exercised in full into 650,000 ordinary shares.

G.	Registered direct offering – January 12, 2026

On January 12, 2026, the Company completed a registered direct offering utilizing the Form F-3. The Company issued and sold 1,000,000 ordinary shares and 1,000,000 pre-funded warrants to purchase 1,000,000 ordinary shares at a price of $1.00 per ordinary share and $0.99999 per pre-funded warrant, which is equal to the offering price per ordinary share sold in the offering minus an exercise price of $0.00001 per pre-funded warrant. The pre-funded warrants are immediately exercisable and may be exercised at any time until exercised in full. Aggregate gross proceeds to the Company were approximately $2.0 million. As of the date of these financial statements, the pre-funded warrants have been exercised in full into 1,000,000 ordinary shares.

H.	Registered direct offering – March 24, 2026

On March 24, 2026, the Company completed a registered direct offering utilizing the Form F-3. The Company issued and sold 1,208,333 ordinary shares and 4,125,000 pre-funded warrants to purchase 4,125,000 ordinary shares at a price of $0.75 per ordinary share and $0.74999 per pre-funded warrant, which is equal to the offering price per ordinary share sold in the offering minus an exercise price of $0.00001 per pre-funded warrant. The pre-funded warrants are immediately exercisable and may be exercised at any time until exercised in full. Aggregate gross proceeds to the Company were approximately $4.0 million. As of the date of these financial statements, all pre-funded warrants have been exercised into shares on a cashless basis.

I.	Equity Warrants

During April 2024, certain consultants exercised 359,020 warrants via a cashless exercise mechanism for which they received 355,974 ordinary shares.

As of June 30,2026, the remaining outstanding equity warrants are summarized in the table below:

Issuance date	In connection with	Expiration date	No. of warrants issued	Exercise price per share	No. of Ordinary shares underlying warrants
2022*	Delta Drone Warrants (L.I.A. Pure Capital Ltd)	July 31, 2028	111,261	$4.00	111,261
2023	IPO Underwriter Warrants	July 31, 2028	97,500	$5.00	97,500
2023	IPO Consultant Warrants	September 20, 2028	144,606	$1.275	144,606
2023	Series A warrants	October 30, 2028	1,837,461	$1	1,837,461

*	issued on February 2, 2022 to a former parent Company

PARAZERO TECHNOLOGIES LTD.

F.	Stock-based Compensation

The Company’s Global Share Incentive Plan (2022) (the “Plan”) was adopted by Company’s Board of Directors (the “Board”) on March 28, 2022. The Plan provides for the grant of options to purchase ordinary shares, restricted share units representing ordinary shares and ordinary shares (collectively, the “Awards”) to the Company’s employees, officers, directors, advisors and consultants in order to promote a close identity of interests between those individuals and us.

On February 19, 2025, the Company’s pool of shares under the Plan was increased by 2,500,000 ordinary shares.

On June 1, 2026, the Company’s pool of shares under the Plan was increased by 2,500,000 ordinary shares.

As of June 30, 2026, the total number of ordinary shares reserved for issuance under existing awards granted under the Plan was 5,610,156 ordinary shares and 1,429,488 ordinary shares remain available for future awards under the Plan. Ordinary shares subject to Awards granted under the Plan that expire, are forfeited or otherwise terminated without having been exercised in full will become available again for future grant under the Plan.

For the six months ended June 30, 2026, the Board approved the grant of an aggregate of 514,933 options to purchase 514,933 ordinary shares to an employee of the Company. All options may be exercised within 5 years from the date of their grant and are subject to a four-year vesting schedule with a two-year cliff such that 50% of the options shall vest at the completion of two years from the approval of the grant by the Board, and afterward, 6.25% shall vest upon completion of each three-month period of continuous employment or services for the remaining two-year vesting period. The average exercise price of the options is $1.275 per ordinary share. All the other terms of the grant of the options shall be as set forth in the Plan. The fair value of this grant was $284,728 calculated using the Black Scholes option pricing model

A summary of the stock option activity for the six months ended June 30, 2026 is as follows:

	Number of Options	Weighted Average Exercise Price
Options outstanding as of December 31, 2025	575,063	$1.341
Granted	514,933	$1.275
Forfeited	(87,004)	$1.333
Options outstanding as of June 30, 2026	1,002,992	$1.308
Options exercisable as of June 30, 2026	114,425	$1.275

As of June 30, 2026, the Company had 888,567 unvested options, the weighted-average remaining contractual life of the outstanding options was 3.97 years, and the weighted-average remaining contractual life of the exercisable options was 2.3 years.

As of June 30, 2026, the unrecognized compensation cost related to all unvested options is $439,012 and expected to be recognized as an expense on a straight-line basis over a weighted-average period of 2.9 years.

As of June 30, 2026, the intrinsic value of the outstanding and exercisable options was 0.

The Company used the Black-Scholes option-pricing model to determine the fair value of options granted during 2023 - 2026. The following assumptions were applied in determining the options’ fair value on their grant date:

	2026	2025
Risk-free interest rate	3.43% - 4.11%	3.5% - 4.37%
Expected option term (years)	3.65 - 3.79	2.6 - 3.79
Expected share price volatility	96.3% - 96.7%	95.9% - 98.0%

G.	Restricted Share Units Grant

On March 1, 2026, the Board approved the grant of an aggregate of 1,779,693 RSUs to certain officers, directors and consultants, subject to their continued engagement with the Company. The grant of the RSUs was made under and in accordance with the Plan and within the Company’s Compensation Policy for the Office Holders (the “Compensation Policy”), with the exception of the grant to the Company’s non-executive directors and the limitations set by the Compensation Policy. On June 1, 2026, the Company’s shareholders approved the grant of an aggregate of 631,020 RSUs (which are part of the 1,779,693 RSUs approved on March 1, 2026 by the Board) to the Company’s chief executive officer and the directors of the Company, subject to their continued engagement with the Company.

PARAZERO TECHNOLOGIES LTD.

The Company calculates the fair value of RSUs based on the fair value on the closing trading price of the underlying shares at the date of grant. Each RSU vests based on continued service to the Company, between 12 – 36 months. The grant date fair value of the award is recognized as stock-based compensation expense over the requisite service period.

The fair value of this grant was $1,938,251, As of June 30, 2026, the unrecognized compensation cost related to all unvested RSUs was $1,484,065

A summary of the RSUs activity for the six months ended June 30, 2026 is as follows:

	Amount of RSUs	Weighted Average Grant date Fair |Value per Share
Outstanding as of December 31, 2025	586,584	$1.069
Granted	1,779,693	$1.09
Forfeited	-
Vested	(663,163)	$1.125
Unvested and Outstanding as of June 30, 2026	1,703,114	$1.068

Note 9 – Commitments and Contingencies

A.	Israel Innovation Authority

The Company has received royalty-bearing grants from the Israel Innovation Authority (the “IIA”), for approved research and development projects. The programs include grants for: wages, materials, subcontractors and miscellaneous. The Company is required to pay royalties at the rate of 3%-3.5% depending on meeting certain conditions on sales of the products developed with the funds provided by the IIA, up to an amount equal to 300% of the IIA research and development grant received, depending upon the manufacturing volume that is performed outside of Israel, indexed to the U.S. dollar and bearing interest., Until December 31, 2023, the interest was calculated at a rate based on an annual application of the London Interbank Offered Rate, applicable to U.S. dollar deposits, however, pursuant to the latest IIA regulations, as of January 1, 2024, IIA grants received after June 30, 2017, shall bear interest calculated at a rate based on an annual application of the Secured Overnight Financing Rate (“SOFR”), or at an alternative rate published by the Bank of Israel, plus approximately 0.72%. indexed to the dollar including accrued interest at the SOFR rate.

As of December 31, 2019, the research and development projects funded by the IIA were completed. The total amount of the IIA grant received was $738 thousand.

As of June 30, 2026, the maximum obligation with respect to the grants received from the IIA, including accrued interest, contingent upon entitled future sales, is $575 thousand. During the six months ended on June 30, 2026, the Company paid the IIA royalties in the amount of approximately $9 thousand in connection with revenues recorded During the six months ended on December 31, 2025, of the products developed with the funds provided by the IIA.

When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer to third parties inside or outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. There is no certainty that the Company would obtain such approvals.

PARAZERO TECHNOLOGIES LTD.

B.	Liens

The Company’s long-term restricted deposits held in a bank in the amount of NIS 257,500 ($86,467) have been pledged as security in respect of guarantees granted by the bank to the Company’s landlords as part of the Company’s office lease agreement (see Note 5 above). Such deposits cannot be pledged to others or withdrawn without the consent of the bank.

C.	Legal proceedings

The Company filed a claim against a customer (the “Customer”) in connection with an alleged breach of a consulting and development services agreement entered into in September 2024. The Company alleges that it completed the first two milestones under the agreement, including regulatory research, technical testing, and the presentation of an implementation solution, and that the Customer subsequently terminated the engagement and failed to pay the agreed consideration for the services rendered.

The Customer filed a statement of defense and counterclaim against the Company, alleging, among other things, that the Company failed to fulfill its obligations under the agreement and made misrepresentations regarding its expertise. The counterclaim seeks reimbursement of amounts previously paid to the Company, as well as compensation for alleged lost business opportunities and impairment of the Customer’s value.

The Company’s management is of the opinion that the claim has no merits and intends to vigorously defend its case.

Given the early stage of the proceedings, the Company is unable to determine the likelihood of an adverse outcome or reasonably estimate any potential loss, if any, associated with the matter.

NOTE 10 – SEGMENT REPORTING

Segment information is prepared on the same basis that the chief executive officer, who is the Company’s chief operating decision maker, manages the business, makes business decisions and assesses performance. The Company has one reportable segment specializing in the developments and sale of autonomous parachute safety systems technologies for commercial and military platforms as well as for urban air mobility aircraft, as described in Note 1.

The chief executive officer assesses performance for this segment and decides how to allocate resources based on operating expenses excluding non-cash items and net loss. The measure of segment assets is reported on the balance sheet as cash and cash equivalents. The chief executive officer performs the assessment of segment performance by using the reported measure of segment profit or loss to monitor budget versus actual results.

The table below summarizes the significant expense categories regularly reviewed by the chief operating decision maker for the periods ended June 30, 2026 and June 30, 2025:

	June 30	June 30
	2026	2025
Sales	1,057,210	357,979
Cost of Sales (*)
Payroll and payroll related	195,629	100,632
Others	615,564	244,673

Research and Development expenses (*)
Payroll and payroll related	606,382	697,656
Material, subcontractors, consultants and other	344,504	419,550

Selling and Marketing expenses (*)
Payroll and payroll related	553,843	325,710
Professional services, tradeshows and others	499,933	407,139

General and Administrative expenses (*)
Payroll and payroll related	343,397	229,530
Professional services and Facility related and other	1,200,526	978,109

Other segment items: (*)	1,033,267	(749,065)

Net loss	4,335,835	2,295,955

(*)	Excluding share-based payments, change in fair value of derivative warrants liabilities, depreciation, inventory obsolescence expenses, finance income and expenses that are included in other segment items

Note 11 – Subsequent Events

A.	No subsequent events occurred.